Exhibit 99.1

Provident Provides Updated and Expanded Hedging Disclosure and Announces 2011 Second Quarter Results Release Date and Second Quarter Conference Call Details

News Release 21-11

July 28, 2011

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) announced today that it has posted an updated and expanded hedging summary to its website at www.providentenergy.com/bus/riskmanagement/commodity.cfm. In addition to providing updated weighted average hedge prices and volumes hedged by commodity, the summary also provides additional disclosure including Market Frac Spreads based on forward pricing indications, Hedged Frac Spreads representing the weighted average fixed prices Provident expects to realize on hedged volumes and Hedge Adjusted Market Frac Spreads. The summary reflects Provident’s hedge positions and pricing indications as of June 30, 2011.

Provident has hedged approximately 96 percent and 64 percent of its NGL frac spread volumes for the third and fourth quarters of 2011, respectively, based on estimated sales volumes. It has also hedged approximately 86 percent and 60 percent of its input natural gas for the third and fourth quarters of 2011 based on estimated production volumes.

Second Quarter Results Release

Provident Energy Ltd. will release its 2011 second quarter interim unaudited financial and operating results on August 10, 2011 after markets close.

Second Quarter 2011 Conference Call Details

A conference call has been scheduled for Thursday, August 11 at 7:30 a.m. MDT (9:30 a.m. Eastern) to discuss Provident’s 2011 second quarter interim unaudited financial and operating results. To participate, please dial 416-695-6617 or 800-396-7098 approximately 10 minutes prior to the conference call. An archived recording of the call will be available for replay until August 18, 2011 by dialing 905-694-9451 or 800-408-3053 and entering passcode 2134082. Provident will also provide a replay of the call on its website at www.providentenergy.com. Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids midstream business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This news release contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact:	Corporate Head Office:
Investor Relations	2100, 250 –2nd Street SW
Calgary, Alberta T2P 0C1
Kim Anderson	Phone: (403) 296-2233
Director Finance & Investor Relations	Toll Free: 1-800-587-6299
Ashley Nuell	Fax: (403) 264-5820
Investor Relations & Communications Analyst	www.providentenergy.com
Phone (403) 231-6710
Email: info@providentenergy.com